[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 7, 2011

Via EDGAR and Federal Express

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berry Plastics Group, Inc.

Registration Statement on Form S-1

Filed March 23, 2012

File No. 333-180294

Dear Ms. Long:

We refer to Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) of our client, Berry Plastics Group, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2012. In response to Comment 5 in your letter dated April 18, 2012 and in connection with your review of Amendment No. 1, we are providing the enclosed copies of the third-party source material cited on page 32 of Amendment No. 1, attached as Annex A, and the artwork we intend to use, attached as Annex B, (the “Supplemental Information”) to the Staff of the Commission (the “Staff”) on behalf of the Company on a supplemental basis.

Rule 418 and Rule 12b-4 Request

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Supplemental Information is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of Amendment No. 1 or any amendment thereto.

Pursuant to Rule 418(b) and Rule 12b-4, we hereby request on behalf of the Company that the Supplemental Information be returned to the undersigned promptly following completion of the Staff’s review of the Supplemental Information. Please call the undersigned when you have completed your review and we will arrange to have the Supplemental Information picked up from you. We respectfully reserve the right to have the Supplemental Information returned to us at an earlier date.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 7, 2012

If you have any questions concerning the Supplemental Information, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	Edward M. Kelly (U.S. Securities and Exchange Commission)

Craig E. Slivka (U.S. Securities and Exchange Commission)

Tracey Houser Smith (U.S. Securities and Exchange Commission)

Alfred P. Pavot, Jr. (U.S. Securities and Exchange Commission)

John A. Tripodoro (Cahill Gordon & Reindel LLP)

William J. Miller (Cahill Gordon & Reindel LLP)

Annex A

CHEMICAL DATA
Monthly Petrochemical & Plastics Analysis

U.S. HDPE (HIGH MOLECULAR WT. FILM)
HISTORICAL PRICES
LARGE BUYER MARKET CLEARING PRICE ($/LB)

1.05
0.95
0.85
0.75
0.65
0.55
0.45
0.35
0.25

PERIOD	1979	1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995
Jan	--	--	--	--	--	--	--	--	--	--	--	--	--	.350	.375	.320	.510
Feb	--	--	--	--	--	--	--	--	--	--	--	--	--	.350	.360	.310	.510
Mar	--	--	--	--	--	--	--	--	--	--	--	--	--	.350	.340	.310	.510
Apr	--	--	--	--	--	--	--	--	--	--	--	--	--	.350	.340	.310	.510
May	--	--	--	--	--	--	--	--	--	--	--	--	--	.360	.310	.340	.500
Jun	--	--	--	--	--	--	--	--	--	--	--	--	--	.380	.310	.340	.490
Jul	--	--	--	--	--	--	--	--	--	--	--	--	--	.390	.330	.340	.470
Aug	--	--	--	--	--	--	--	--	--	--	--	--	--	.390	.330	.340	.460
Sep	--	--	--	--	--	--	--	--	--	--	--	--	--	.390	.330	.340	.430
Oct	--	--	--	--	--	--	--	--	--	--	--	--	--	.380	.330	.410	.400
Nov	--	--	--	--	--	--	--	--	--	--	--	--	--	.380	.330	.460	.370
Dec	--	--	--	--	--	--	--	--	--	--	--	--	--	.380	.325	.400	.360
1Q	--	--	--	--	--	--	--	--	--	--	--	--	--	.350	.358	.313	.510
2Q	--	--	--	--	--	--	--	--	--	--	--	--	--	.353	.320	.330	.500
3Q	--	--	--	--	--	--	--	--	--	--	--	--	--	.390	.330	.340	.453
4Q	--	--	--	--	--	--	--	--	--	--	--	--	--	.380	.328	.443	.377
Year	--	--	--	--	--	--	--		--	--	--	--	--	.366	.334	.357	.460

PERIOD	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Jan	.350	.440	.405	.280	.410	.370	.260	.355	.460	.640	.780	.600	.840	.540	.595	.685
Feb	.350	.440	.390	.310	.410	.420	.290	.390	.460	.640	.740	.630	.840	.610	.675	.715
Mar	.350	.470	.360	.310	.450	.450	.290	.450	.460	.640	.700	.660	.840	.610	.735	.735
Apr	.380	.470	.370	.360	.480	.450	.310	.450	.440	.620	.660	.660	.870	.610	.735	.795
May	.380	.470	.300	.360	.465	.420	.310	.430	.490	.580	.660	.700	.900	.640	.675	.795
Jun	.410	.470	.350	.410	.450	.395	.360	.410	.490	.540	.720	.700	.950	.670	.615	.765
Jul	.450	.470	.340	.410	.450	.360	.360	.400	.490	.540	.720	.750	1.020	.670	.595	.725
Aug	.480	.450	.330	.420	.430	.340	.360	.400	.530	.600	.770	.750	1.020	.670	.595	.725
Sep	.480	.440	.320	.440	.420	.330	.360	.450	.530	.605	.740	.750	.950	.710	.645	.725
Oct	.480	.430	.315	.440	.410	.320	.360	.450	.560	.780	.690	.790	.840	.710	.645	.675
Nov	.460	.430	.310	.440	.400	.305	.350	.450	.640	.860	.630	.840	.640	.710	.685	.675
Dec	.450	.430	.300	.440	.390	.290	.350	.440	.640	.820	.600	.840	.540	.710	.685	.725
1Q	.350	.450	.392	.300	.423	.413	.280	.398	.460	.640	.740	.630	.840	.587	.668	.712
2Q	.390	.470	.360	.377	.465	.422	.327	.430	.473	.580	.680	.687	.907	.640	.675	.785
3Q	.470	.453	.330	.423	.433	.343	.360	.417	.517	.612	.743	.750	.997	.683	.612	.725
4Q	.463	.430	.308	.440	.400	.305	.353	.447	.620	.820	.640	.823	.673	.710	.672	.692
Year	.418	.451	.348	.385	.430	.371	.330	.423	.518	.683	.701	.723	.854	.655	.657	.728

This price series received a non-market adjustment of -5.0 in January 2000 and -7.0 in January 2005 and prices were revised to reflect these adjustments from August 1996 to December 2004. Prices in January 2010 also received a non-market adjustment of 15.5 ¢/Lb, but no revisions 2005 to 2009 data has been made at this time.

APRIL 2012

54

Copyright 2012 by Chemical Data (CDI), 1111 North Loop West, Suite 1140, Houston, Texas 77008 Ph: (713) 683-3900 Fax: (713) 683-3959 info@chemicaldata.com. This report is available on a consulting services basis only, and cannot be shown, copied, or circulated outside the purchaser's majority-owned subsidiaries or be reproduced in whole or in part without prior approval.

CHEMICAL DATA
Monthly Petrochemical & Plastics Analysis

U.S. POLYPROPYLENE
G.P. LOW/G.P. RESIN (NEW)
HISTORICAL PRICES

LARGE BUYER MARKET CLEARING PRICE ($/LB)

PERIOD	1979	1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995
Jan	.205	.280	.300	.340	.310	.350	.290	.330	.300	.440	.430	.320	.370	.295	.250	.230	.390
Feb	.205	.280	.300	.340	.300	.350	.290	.320	.310	.430	.420	.320	.355	.295	.250	.230	.390
Mar	.205	.280	.300	.340	.300	.350	.285	.310	.320	.430	.410	.320	.335	.285	.250	.230	.420
Apr	.215	.310	.320	.340	.300	.350	.285	.300	.350	.450	.410	.310	.320	.285	.240	.260	.420
May	.215	.300	.335	.340	.300	.340	.290	.280	.350	.450	.400	.310	.305	.285	.240	.260	.420
Jun	.215	.285	.345	.330	.300	.340	.290	.270	.350	.450	.400	.310	.295	.285	.245	.250	.420
Jul	.230	.280	.370	.330	.315	.340	.290	.270	.350	.470	.380	.310	.285	.295	.250	.290	.420
Aug	.230	.280	.360	.330	.315	.330	.310	.270	.380	.470	.360	.310	.285	.295	.250	.290	.410
Sep	.230	.280	.355	.330	.315	.320	.310	.270	.380	.470	.350	.300	.285	.285	.250	.290	.380
Oct	.250	.270	.355	.320	.330	.310	.310	.280	.380	.460	.340	.340	.295	.275	.250	.310	.360
Nov	.250	.270	.340	.320	.330	.310	.310	.280	.410	.460	.320	.370	.295	.260	.250	.340	.330
Dec	.250	.270	.340	.320	.330	.300	.310	.280	.410	.460	.320	.370	.295	.255	.250	.340	.320
1Q	.205	.280	.300	.340	.303	.350	.288	.320	.310	.433	.420	.320	.353	.292	.250	.230	.400
2Q	.215	.298	.333	.337	.300	.343	.288	.283	.350	.450	.403	.310	.307	.285	.242	.257	.420
3Q	.230	.280	.362	.330	.315	.330	.303	.270	.370	.470	.383	.307	.285	.292	.250	.290	.403
4Q	.250	.270	.345	.320	.330	.307	.310	.280	.400	.460	.327	.360	.295	.263	.250	.330	.337
Year	.225	.282	.335	.332	.312	.333	.298	.288	.358	.453	.378	.324	.310	.283	.248	.277	.390

PERIOD	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Jan	.310	.355	.290	.210	.290	.335	.240	.325	.390	.650	.600	.620	.810	.420	.760	.970
Feb	.300	.355	.290	.200	.300	.335	.240	.345	.425	.650	.640	.645	.785	.480	.830	.970
Mar	.300	.355	.270	.200	.320	.335	.260	.380	.455	.640	.640	.645	.805	.480	.880	.920
Apr	.330	.360	.260	.215	.340	.315	.280	.420	.455	.610	.630	.685	.845	.480	.950	1.070
May	.330	.360	.250	.230	.365	.295	.300	.395	.455	.560	.670	.725	.880	.510	.825	1.165
Jun	.360	.360	.240	.240	.380	.270	.320	.375	.470	.520	.700	.705	.950	.595	.745	1.015
Jul	.370	.360	.240	.250	.390	.260	.335	.365	.490	.540	.660	.720	1.060	.605	.745	.975
Aug	.390	.330	.230	.250	.380	.250	.335	.355	.510	.560	.700	.740	1.040	.645	.765	.975
Sep	.390	.320	.230	.250	.360	.250	.330	.360	.530	.610	.715	.720	.880	.765	.795	.975
Oct	.390	.310	.230	.260	.350	.260	.320	.365	.560	.710	.675	.750	.790	.665	.780	.835
Nov	.370	.310	.230	.280	.340	.270	.315	.365	.590	.700	.605	.820	.490	.690	.770	.775
Dec	.365	.290	.220	.290	.340	.250	.315	.375	.630	.650	.595	.825	.390	.730	.800	.755
1Q	.303	.355	.263	.203	.303	.335	.247	.350	.423	.647	.627	.637	.800	.460	.823	.953
2Q	.340	.360	.250	.228	.362	.293	.300	.397	.460	.563	.667	.705	.892	.528	.840	1.083
3Q	.383	.337	.233	.250	.377	.253	.333	.380	.510	.570	.698	.727	.993	.672	.768	.975
4Q	.375	.303	.227	.277	.343	.260	.317	.368	.593	.687	.625	.798	.557	.695	.783	.788
Year	.350	.339	.248	.240	.346	.285	.299	.369	.497	.617	.654	.717	.810	.589	.804	.950

*G.P. Low from 1979 to 2007; G.P. Resin (New) 2008 on.

APRIL 2012

84

Copyright 2012 by Chemical Data (CDI), 1111 North Loop West, Suite 1140, Houston, Texas 77008 Ph: (713) 683-3900 Fax: (713) 683-3959 info@chemicaldata.com. This report is available on a consulting services basis only, and cannot be shown, copied, or circulated outside the purchaser's majority-owned subsidiaries or be reproduced in whole or in part without prior approval.

Annex B